                                    PART I

ITEM 1.  BUSINESS.
------   --------

GENERAL
-------

     First United Savings Bank, f.s.b. ("First United"), was organized on September 17, 1911, as an Indiana savings institution, became a federal savings and loan association in 1966, in 1984 became a federal mutual savings bank, and became a federal stock savings bank on March 27, 1987. First United has its main office in Greencastle, Indiana with two full-service branches in Bloomington, Indiana. First United's customers also have access to the Magic Line(R) and Cirrus System(R) automated teller machine networks in Indiana and nationwide.

     The principal business of First United is to attract deposits from the general public and to originate mortgage loans (secured primarily by residential, but also by commercial real estate), and secured and unsecured consumer loans (including home improvement loans, loans on savings accounts, automobile loans and student loans). Insurance sales are made by First United's service corporation, Greenmark, Inc. d/b/a Greenmark Insurance Agency, Inc. ("Greenmark"). Discount brokerage services are provided by arrangement with BSLA Securities, Inc., a registered broker-dealer and an affiliate of The Illinois Company, Inc. Monroe Financial Corporation, a full service investment brokerage firm in Bloomington ("Monroe") leases space in the lobby of First United's Fountain Square branch. Investment brokerage services are provided to First United's customers by Monroe. First United concentrates its business activities in Putnam and Monroe Counties, Indiana, and counties adjacent thereto.

     Effective as of September 29, 1994, First United entered into an Agreement of Affiliation and Merger (as amended and restated, the "Agreement") with Old National Bancorp ("Old National"), pursuant to which a federally chartered interim savings bank and wholly-owned subsidiary of Old National will be merged with and into First United (the "Merger"). First United will be the surviving corporation in the Merger and will continue its corporate existence under the laws of the United States of America. Following the Merger, First United will operate as a wholly-owned subsidiary of Old National.

     In connection with the Merger, each issued and outstanding share of First United common stock will be converted into the right to receive 0.8925 shares of Old National common stock, subject to certain adjustments more particularly described in the Agreement. The annual meeting of First United's shareholders will be scheduled for a date within the next few weeks for the purpose of voting on the Merger.

     First United's main office is located at One North Locust Street, Greencastle, Indiana 46135. Its telephone number is (317) 653-9793.

LENDING ACTIVITIES
------------------

     General. First United has been writing what are in effect adjustable rate mortgages since 1967. Until the passage of the Depository Institutions Deregulation and Monetary Control Act of 1980 (the "Deregulation Act") and the Garn-St. Germain Depository Institutions Act of 1982 (the "Garn Act"), savings institutions were not permitted to vary the monthly payments made by mortgagors. However, they were permitted to keep the monthly payments constant and, with increases in market interest rates, increase interest rates payable on the mortgage loans and extend the term of the mortgages up to a 30-year maximum term. A savings institution writing such mortgage loans with adjustable interest rates and extendable terms could thereby effectively increase interest rates payable on mortgages as a result of increases in market interest rates. Because First United typically originated mortgages for maximum terms of 20 years, it was able to originate mortgages which carried variable interest rates but provided for constant monthly payments. This origination of mortgages with variable interest rate terms enabled First United to weather the high interest rate environment of the late 70's and early 80's more favorably than many of its peers, and to achieve the favorable ratio of equity to total assets during these years. At June 30, 1995, First United's equity to assets ratio was 6.5%. First United's capital ratio has exceeded 7.0% every year for more than 25 years; and, it consistently has been well above required regulatory levels.

     The adoption of the broader lending powers for savings institutions in the Deregulation Act and the Garn Act did, however, permit First United to introduce, beginning in 1981, conventional adjustable rate mortgages with variable monthly payments and new shorter-term consumer and commercial loan products bearing higher interest rates, and to attract longer-term deposits by offering 5-year and 7-year certificates of deposit and individual retirement accounts. At June 30, 1995, approximately 80% of First United's mortgages were adjustable rate mortgages, and approximately 2.9% of its loans were non-mortgage loans.

     Residential Mortgage Loans. Most of First United's lending activity involves the origination of loans secured by one-to four-family residential properties. First United also makes residential mortgage loans secured by multi-family dwelling units and apartment complexes, but commitments for such loans generally must be approved in advance by First United's Board of Directors. The residential mortgage loans included in First United's portfolio are primarily conventional loans which are not insured by the Federal Housing Administration ("FHA") or guaranteed by the Veteran's Administration ("VA"). As of June 30, 1995, $114 million, or 91% of First United's total loan portfolio consisted of residential mortgage loans, $101 million (or 81% of that total loan portfolio) of which were secured by single family homes.

     Most of the residential mortgage loans currently being originated by First United are adjustable rate loans, although subject to market conditions and consumer demand, First United does write fixed-rate residential mortgage loans. The rates offered on First United's adjustable-rate residential mortgage loans ("ARMs") are generally competitive with the rates offered by other savings institutions and banks which compete with it in and around Putnam County and Monroe County. Substantially all of First United's adjustable rate mortgages written since 1981 have interest rates which adjust (up or down) annually with a maximum change of 1 or 2% per year and 5% or 6% over the life of the loan. The adjustment is based upon an index established at the time the loan is closed by First United. The index which has been used by First United for one-year ARMs since 1984 is the one-year Treasury Bill constant-maturity yield index. The Bank uses the three-year Treasury Bill constant-maturity yield index for three-year ARMs.

     The residential mortgage loans are written for amortization terms up to 30 years. However, experience during recent years has indicated that, because of prepayments in connection with refinancings and sales of properties, residential mortgage loans generally remain outstanding for a substantially shorter period of time than the maturity terms of the loan contracts.

     Substantially all of First United's residential mortgages include "due on sale" clauses, which are provisions giving First United the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. First United actively utilizes the due on sale clause as a means of increasing the rate of interest on existing lower rate loans by negotiating new interest rates and terms at the time of sale with the mortgagor.

     First United will lend up to 95% of the lower of current cost or appraised value of a residential property, and mortgage insurance is required by First United on all loans with loan-to-value ratios over 80%. First United also offers 100% financing on loans guaranteed by the Farmer's Home Adminstration ("FmHA") as a part of a first time home buyer's program. Private mortgage insurance may be released by First United when a loan is paid down to 80% of value if payments have been made in full and on time for a period of 12 months for fixed rate loans and 24 months for adjustable rate loans.

     Commercial Mortgage Loans. At June 30, 1995, 4.4% of First United's total loan portfolio consisted of mortgage loans secured by commercial real estate. These properties consist primarily of strip shopping centers, churches and nursing homes. Commercial mortgage loans are written for amortization terms of up to 20 years, and, when originated by First United, are normally adjustable rate mortgages. As of June 30, 1995, approximately 85% of First United's commercial mortgage portfolio consisted of adjustable rate mortgages, none of which at June 30, 1995 had caps below the current adjustable mortgage rate of interest. Commitments for these loans must be approved in advance by First United's Board of Directors. The loan-to-value ratio of commercial real estate is generally 75% or less. First United had no non-mortgage commercial loans outstanding as of June 30, 1995.

     Generally, commercial mortgage loans involve greater risk to First United than do residential loans. Commercial mortgage loans typically involve large loan balances to single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of the related project and thus may be subject to a great extent to adverse conditions in the real estate market or in the economy generally. As of June 30, 1995, First United had two commercial loan customers with an aggregate balance of $457,000 which were more than 90 days past due.

     Mortgage Loans On Property Under Construction. First United offers conventional short-term construction loans, and also offers commitments for residential and commercial mortgage loans on property under construction which permit disbursement of funds during the construction phase. These loans are offered with respect to owner-occupied residential or commercial property. At June 30, 1995, approximately 1.2% of First United's total mortgage loan portfolio consisted of mortgage loans on property under construction. None of these loans was more than 90 days past due.

     Loans on Unimproved Land and Farm Loans. First United also makes some mortgage loans on lots in platted subdivisions up to 85% of the lesser of the purchase price or appraised value. Such loans are set with payments amortized over 10 to 30 years (depending on lot price) and a two year balloon payment.

     First United's farm loans or loans on homes with acreage may not exceed 70% of the appraised value of the land. These loans are generally written for terms up to 25 years at rates in excess of the prevailing adjustable mortgage rate.
At June 30, 1995, $1,728,000, or approximately 1.4%, of First United's loan portfolio consisted of farm loans or other loans on unimproved acreage. As of that date, none of these loans were more than 90 days past due.

     Consumer Loans. In 1981, First United began to make secured and unsecured consumer loans including home equity loans (i.e., loans secured by the equity in the borrower's residence, but not for the purpose of improvement), automobile, boat and mobile home loans, and unsecured consumer loans including education loans. Prior to 1981, First United had been writing home improvement loans and loans secured by savings account deposits, and continues to do so. At June 30, 1995, approximately 2.9% of First United's loan portfolio consisted of consumer loans.

     Federal laws and regulations permit federally chartered savings institutions to make secured and unsecured consumer loans in an aggregate amount of up to 35% of the institution's total assets. In addition, a federally chartered savings institution has lending authority above the 35% limit for certain consumer loans, such as property improvement loans and deposit account secured loans. However, the Qualified Thrift Lender test may restrict thrifts from making consumer loans. See "Regulation -- Qualified Thrift Lender."

     Home equity loans and other loans secured by residences may not exceed 80% of the current appraised value of the property without requiring private mortgage insurance. These home equity loans generally bear annual rates 2% above First United's current prime rate and will fluctuate with that rate. Terms range up to 15 years.

     Home improvement loans up to $5,000 generally have terms no greater than five years. Loans over $5,000 may have terms of up to 10 years. These loans may not exceed 90% of the appraised value of the home minus outstanding liens, or, in any event, $15,000. Home improvement loans over $5,000 must be secured by a second mortgage. Prior to approval of the loan, the borrower must provide a copy of the bid for the construction work by a designated contractor. If the borrower is performing the work himself, the loan can be made for costs of materials only. Loan funds may be disbursed as work progresses and bills are received.

     Loans secured by savings account deposits may be made up to 90% of the pledged savings collateral at a rate 2.0% above the rate of the pledged savings account, but in no event less than First United's highest certificate rate. The loan rate will be adjusted as the rate for the pledged savings account changes.

     Education loans are processed and guaranteed by the United Student Aid Funds ("USA Funds") according to the guidelines and standards of the Indiana Education Loan Program. The reinsurance trigger default rate for the fiscal year ended September 30, 1994 was 3.86% and 2.99% for USA Funds and First United, respectively. Guaranteed student loans are sold to the Indiana Secondary Market for Education Loans prior to repayment. Guaranteed education loans to parents are held by First United throughout repayment for a maximum term of 10 years.

     Automobile and boat loans are made for up to five years. Recreational vehicle loans are made for up to six years.

     Unsecured signature loans are made by First United for $1,000 - $10,000, at maximum terms of 36 months.

     As of June 30, 1995, consumer loans greater than 90 days past due totaled $5,000.

     Loan Portfolio Data. The following two tables set forth the composition of First United's loan portfolio by loan type and security type as of the dates indicated. The third table represents a reconciliation of gross loans receivable after consideration of undisbursed portions of loans in process, allowance for loan losses, unearned discounts on loans, and reserves for uncollected interest.

                                                                 AT JUNE 30,
                                    ----------------------------------------------------------------------
                                             1995                    1994                    1993
                                    ----------------------  ----------------------  ----------------------
                                       Amount      Percent     Amount      Percent     Amount      Percent
                                    ------------  --------  ------------  --------  ------------  --------
TYPE OF LOAN
First mortgage loans:
 Residential loans................  $114,306,599    90.93%  $101,932,709    90.57%  $102,526,495    90.52%
 Commercial loans.................     5,575,230     4.44      5,710,322     5.07      5,608,726     4.95
 Farm loans and loans on
  unimproved acreage..............     1,727,922     1.37      1,740,526     1.55      1,827,557     1.61
 Loans to facilitate
  (real estate contracts).........       438,170     0.35        593,365     0.53        575,813     0.51
Consumer loans....................     2,622,260     2.09      1,473,117     1.31      1,697,993     1.50
Loans on savings accounts.........       550,849     0.44        523,948     0.47        469,814     0.41
Home improvement loans............       142,996     0.11        201,833     0.18        319,846     0.28
Education loans...................       335,089     0.27        358,826     0.32        244,582     0.22
                                    ------------   ------   ------------   ------   ------------   ------
 Gross loans receivable...........  $125,699,115   100.00%  $112,534,646   100.00%  $113,270,826   100.00%
                                    ============   ======   ============   ======   ============   ======
TYPE OF SECURITY
Secured:
 Single family....................  $101,253,634    80.55%  $ 90,484,927    80.40%  $ 91,986,720    81.21%
 2-4 units........................     2,591,738     2.06      2,757,577     2.45      2,602,435     2.30
 Over 4 units.....................    11,042,393     8.78      9,485,403     8.43      8,832,999     7.80
 Agricultural real estate.........     1,727,922     1.37      1,740,526     1.55      1,827,557     1.61
 Commercial (1)...................     5,575,230     4.44      5,710,322     5.07      5,608,726     4.95
 Savings accounts.................       550,849     0.44        523,948     0.47        469,814     0.41
 Guaranteed student...............       335,089     0.27        358,826     0.32        244,582     0.22
 Motor vehicles...................     1,629,290     1.30      1,054,221     0.94      1,073,693     0.95
Unsecured: Personal...............       992,970     0.79        418,896     0.37        624,300     0.55
                                    ------------   ------   ------------   ------   ------------   ------
 Gross loans receivable...........  $125,699,115   100.00%  $112,534,646   100.00%  $113,270,826   100.00%
                                    ============   ======   ============   ======   ============   ======

LOANS RECEIVABLE-NET
Gross loans receivable............  $125,699,115   103.38%  $112,534,646   101.48%  $113,270,826   101.35%
Deduct:
-------
Undisbursed portions of loans
 in process.......................     2,806,253    (2.31)       973,344    (0.88)       927,020    (0.83)
Unamortized net loan
 origination fees.................       436,247    (0.36)       418,661    (0.38)       404,173    (0.36)

Allowance for loan losses.........       863,000    (0.71)       242,000    (0.22)       165,000    (0.15)
Unearned discounts................             0     0.00            307     0.00          9,197    (0.01)
Reserve for capitalized interest..             0     0.00              0     0.00              0     0.00
                                    ------------   ------   ------------   ------   ------------   ------
  Net loans receivable............  $121,593,615   100.00%  $110,900,334   100.00%  $111,765,436   100.00%
                                    ============   ======   ============   ======   ============   ======

----------------
(1) Includes loans for strip shopping centers, churches, nursing homes and other non-residential properties.

     As of June 30, 1995, contractual maturities of fixed rate and variable rate loans due after one year were $22,535,000 and $89,612,000, respectively. The following table sets forth the amount of principal maturities contractually due during the fiscal years indicated by type of loan.


                                         COMMERCIAL
                                         FINANCIAL
                MORTGAGE  CONSTRUCTION  AGRICULTURAL  INSTALLMENT   TOTAL
                --------  ------------  ------------  -----------  --------
                                  (DOLLARS IN THOUSANDS)
  YEAR ENDED
  JUNE 30,

  1996........  $  8,445     $1,461         $--          $  881    $ 10,787
  1997........     5,758         --          --             964       6,722
  1998........     4,935         --          --           1,056       5,991
  1999-2000...    11,044         --          --             532      11,576
  2001-2005...    29,822         --          --             213      30,035
  2006-2010...    29,130         --          --              --      29,130
  After 2011..    31,458         --          --              --      31,458
                --------     ------         ---          ------    --------

  Total.......  $120,592     $1,461         $--          $3,646    $125,699
                ========     ======         ===          ======    ========

     Origination of Loans. First United originates residential loans in conformity with standard underwriting criteria of the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA") to assure maximum eligibility for possible resale in the secondary market.
Although First United currently has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to the Monroe and Putnam County areas in Indiana.

     First United's loan originations are generated primarily from referrals from real estate brokers, builders, and existing customers, newspaper, radio and periodical advertising and walk-in customers.

     First United's loan approval depends on the borrower's ability to repay the loan and the adequacy of the value of the property that will secure the loan. First United has loan committees which must approve all loans. First United has a separate loan committee for each market area. The Greencastle loan committee currently consists of William M. Marley, Donna L. Bouslog, Jovita S. VanDerSnick and Edward R. Truax. Mr. Marley, Alan B. Chandler and Jack D. Deckard make up the Bloomington area loan committee. The Board of Directors on a monthly basis reviews all loan commitments to determine if they comply with First United's established policies. Moreover, First United's Board of Directors generally approves in advance commitments for over four-family unit loans and commercial loans.

     First United studies the employment and credit history and information on the historical and projected income and expenses of its individual and corporate mortgagors to assess their ability to repay their mortgage loans. It uses independent qualified appraisers to appraise the property securing its loans and requires a title opinion, abstract or title insurance on real property securing its mortgages. Since December 31, 1992, appraisals on real estate underlying most real estate loans in excess of $100,000 are performed by either state-certified or state-licensed appraisers depending on the type and size of the loan. First United requires fire and extended coverage insurance in amounts at least equal to the principal amount of the loan. It may also require flood insurance to protect the property securing its interest.
Borrowers on loans with loan-to-value rates of over 80% must make monthly payments to an escrow account from which First United makes disbursements for taxes and insurance, and borrowers on other real estate loans have the option to utilize this escrow procedure.

     The procedure for approval of loans on property under construction is the same as for residential mortgage loans, except that the appraisal obtained evaluates the building plans, construction specifications and estimates of construction costs. First United also evaluates the feasibility of the construction project and the experience and track record of the builder or developer.

     Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan and the value of the collateral, if any.

     As of June 30, 1995, First United had $3.4 million of loans purchased and $23.3 million of loans sold. These loans consisted primarily of owner-occupied, single-family residences in the Midwest.

     The following table shows mortgage loan origination and repayment activity for First United during the periods indicated:

                                          YEAR ENDED JUNE 30,
                              -------------------------------------------
                                  1995           1994           1993
                              -------------  -------------  -------------

Gross loans receivable
 at beginning of period.....   $112,534,646   $113,270,826   $102,955,935
Loans originated:
 First mortgage loans:

  Single family.............     33,694,392     31,186,042     37,844,720
  Multi-family..............      4,872,435      1,458,000        400,000
  Commercial................      2,305,362      1,558,995        768,592
  Farm......................         80,000        100,000        787,975
                               ------------   ------------   ------------
   Total....................     40,952,189     34,303,037     39,801,287

 Consumer loans.............      3,167,124      1,530,999      1,347,474
 Loans on savings accounts..        531,131        450,983        297,930
 Home improvement loans.....             --         17,421        166,422
                               ------------   ------------   ------------
  Total loans originated....     44,650,444     36,302,440     41,613,113

Loan repayments and
 other deductions...........     28,291,655     27,236,279     26,009,230
Proceeds from sales of
 loans......................      3,194,320      9,802,341      5,288,992
                               ------------   ------------   ------------

Gross loans receivable
 at end of period...........   $125,699,115   $112,534,646   $113,270,826
                               ============   ============   ============

     Under federal law, a savings association generally may not make any loan to a borrower or its related entities if the total of all such loans by the savings association exceeds 15% of its capital (plus up to an additional 10% of capital in the case of loans fully collateralized by readily marketable collateral); provided, however, that loans up to $500,000 irrespective of the percentage limitations may be made and certain housing development loans of up to $30 million or 30% of capital, whichever is less, are permitted with prior approval of the Office of Thrift Supervision ("OTS"). The maximum amount which First United could have loaned to one borrower and the borrower's related entities at June 30, 1995 under the capital limitations described above was $1.5 million.
At that date, the highest outstanding balance of loans by First United to one borrower and related entities was approximately $2.5 million. Because the funds were advanced prior to the enactment of the current law, the loans to this borrower are not in violation of the limits described above.

     Under current law, a thrift's portfolio of commercial real estate loans is limited to 400% of its capital. Also, the Qualified Thrift Lender test limits the amount of commercial real estate loans made by thrifts. See "Regulation -- Qualified Thrift Lender." First United currently complies with this commercial real estate loan limitation, and neither this limitation nor the Qualified Thrift Lender test limits in any significant manner the ability of First United to make commercial real estate loans in its market areas. At

June 30, 1995, First United's highest outstanding balance of commercial mortgages was $2.5 million on an apartment complex in Bloomington.

     Interest Rates, Commitment and Other Fees. First United earns interest income from its lending activities. Interest rates charged on First United's loans are affected primarily by market and general economic conditions and such other factors as monetary policies of the federal government, including the Board of Governors of the Federal Reserve System ("FRB"), the general supply of money in the economy, legislative tax policies, governmental budgetary matters and First United's cost of funds.

     First United also earns income from fees for commitments to originate loans, late charges, application fees, checking account fees and fees for other miscellaneous services, including its discount brokerage services and tax deferred annuity sales.

     Income from loan origination and commitment fees and other fees are volatile sources of income varying with the volume and type of loans and commitments made and purchased and with competitive and economic conditions.

     The following table sets forth loan fees and loan fees as a percentage of loans originated.

                                    YEAR ENDED JUNE 30,
                             --------------------------------
                             1995          1994          1993
                             ----          ----          ----

Loan fees recorded
 in income.............    $143,258      $129,183      $115,537
Loan fees recorded in
 income as a % of
 loans originated......         .31%          .36%          .28%

NON-PERFORMING ASSETS
---------------------

     Any borrower whose payment for a given month is not received by First United by the 10th of the following month will receive a late notice. Late payment fees are assessed by First United if a payment is not received by the 25th of the month following the month in which the payment was due.

     Any borrower who is two months delinquent is contacted by the assigned loan officer at First United. A borrower who is three months delinquent receives a foreclosure warning. Foreclosure proceedings may be initiated on any loan which is four months delinquent. In certain cases, First United will also consider accepting from the mortgagor a voluntary deed to the mortgaged premises in lieu of foreclosure. If foreclosed, the property will be sold at public sale, and usually is purchased by First United subject to redemption rights of the borrower. On loans secured by property in Indiana, all redemption rights must be exercised by the borrower prior to public sale.

     First United has acquired certain real estate in lieu of foreclosure by acquiring title to the real estate and then reselling it on contract to the original borrower or to third parties. As of June 30, 1995, it held $438,000 of such real estate being sold on contract.

     In addition, at June 30, 1995, First United held no real estate acquired as a result of foreclosure. Such property is bid for at a sheriff's sale for an amount not to exceed the amount of the unpaid principal balance of the loan on the property, attorneys' fees, and other miscellaneous charges.

     Real estate acquired by First United as a result of foreclosure or by deed in lieu of foreclosure is classified as "real estate owned" until it is sold. When property is so acquired, it is recorded at the lower of carrying or fair market value less estimated selling costs at the date of acquisition and any writedown resulting therefrom is charged to the allowance for loan losses. Interest accrual ceases on the date of acquisition and all costs incurred from that date in maintaining the property are expensed.

     Consumer loan borrowers who fail to make payments are contacted to cure the delinquency and in most cases the delinquency is quickly corrected. Delinquency notices are sent after a loan is 10 days past due and direct contact is made before the payment is 30 days past due. If after 90 days the delinquency is not corrected or arrangements to correct the deficiency are not made, then First United initiates action to obtain the collateral or collect the debt through the remedies available. Collateral obtained as a result of loan default is retained by First United as an asset until sold or otherwise disposed.

     The table below sets forth the amounts and categories of First United's non-performing assets (non-accrual loans, loans past due 90 days or more, and real estate owned) for the last five years. It is the policy of First United that all earned but uncollected interest on conventional loans be reviewed monthly to determine if any portion thereof should be classified as uncollectible for any portion that is due but uncollected for a period in excess of 90 days. This determination is based upon factors such as the amount outstanding of the loan as a percentage of the appraised value of the property and the delinquency record of the borrower.

                                                        AT JUNE 30,
                                           --------------------------------------
                                            1995    1994    1993    1992    1991
                                           ------  ------  ------  ------  ------
                                                   (DOLLARS IN THOUSANDS)
     Non-performing Assets:
     Loans:
      Non-accrual........................  $ 111   $  --   $  --   $  --   $  --
      Past due 90 days or more...........    740     617     400     474     748
                                           -----   -----   -----   -----   -----
        Total non-performing loans.......    851     617     400     474     748
     Real estate owned(1)................     --      --       4      75      90
                                           -----   -----   -----   -----   -----
        Total non-performing assets(2)...  $ 851   $ 617   $ 404   $ 549   $ 838
                                           =====   =====   =====   =====   =====
     Non-performing assets to
      total assets.......................    .60%    .46%    .29%    .42%    .61%
     Non-performing loans to total
      loans and contracts................    .69%    .55%    .36%    .46%    .72%
---------

(1) Refers to real estate acquired by First United through foreclosure or voluntary deed.
(2) At June 30, 1995, 45.8% of First United's non-performing assets consisted of residential mortgage loans, 53.6% consisted of commercial real estate loans, and 0.6% consisted of consumer loans.

     At June 30, 1995, First United knew of no loans not included above (current or 30 or 60 days past due) for which the borrowers were experiencing financial difficulties.

     First United has a policy of helping delinquent borrowers work through their difficulties. Although this has led to higher than otherwise anticipated nonperforming assets, the losses from this policy have not been excessive. In fact, First United believes that it is in its best interest to work with its borrowers to help them, if possible, regain the ability to make payments on their loans.

     Allowance for Loan Losses. The allowance for loan losses represents amounts available to absorb future loan losses. Such allowance is based on management's periodic review of the loan portfolio, historical charge-offs and current economic conditions. Provisions for loan losses are charged to earnings to bring the allowance to a level considered necessary by management. Loans or portions thereof are charged to the allowance when losses are considered probable. During 1995, loans totaling $125,000 were written off (net of $12,000 of recoveries) with $746,000 charged to current earnings to adjust the allowance for possible losses on loans to $863,000 as of June 30, 1995. Management believes that this allowance for loan losses is adequate to absorb anticipated future loan losses.

INVESTMENTS
-----------

     Interest and other income on investments provide First United with its second largest source of income after interest on loans, constituting 8.95%, 8.34% and 6.16% of total interest income in fiscal years 1993, 1994 and 1995, respectively. First United's investment portfolio is currently managed by William M. Marley, President of First United, under guidelines established by the Board of Directors.

     First United invests in various types of liquid assets, including short-term United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured savings institutions and banks, bankers' acceptances, federal funds, life insurance policies, mortgage-backed securities, and mutual funds which offer investments permissible for First United.

     First United has an investment in a mutual fund that invests primarily in U.S. Treasury notes and U.S. Government agency obligations. The fund in which First United has invested to date hold securities which vary in maturity from 1 month to 30 years and provides an interest rate of 5.89% per annum as of June 30, 1995.

     The OTS requires a savings association to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States government, state or federal agency obligations, corporate debt securities, commercial paper, certain mutual funds, certain mortgage related securities, and certain first lien residential mortgage loans) equal to a monthly average of not less than a specified percentage of its net withdrawable savings deposits plus short-term borrowings. The liquidity requirement may be changed from time to time by the OTS to any amount within the range of up to 4% to 10%, and is currently 5%. Monetary penalties may be imposed for failure to meet the liquidity requirements. At June 30, 1995, First United had liquid assets of $9.1 million and a liquidity ratio of 7.18%, which exceeded its liquidity requirement.

DIRECT INVESTMENT IN REAL ESTATE
--------------------------------

     In its merger with Fountain Federal Savings Bank, which was consummated on December 31, 1988 (the "Fountain Federal Merger"), First United acquired two real estate projects. One West Condominiums (86th and Meridian Streets in Indianapolis) is a twelve-unit development which is completed. During 1993, First United disposed of its remaining interest in the project by selling the land to the homeowners' association. First United financed this sale.

     Shorewalk at Geist is a condominium development at Geist Reservoir in Indianapolis with approximately 200 units. During the fourth quarter of fiscal 1994, the Bank decided not to develop the final phase of the Shorewalk project and reduced its carrying value in the project by $2,463,000 to its estimated fair value based on an independent appraisal. In the second quarter of fiscal 1995, the Bank recorded an additional charge of $200,000 based on its internal review of the project. In the fourth quarter of fiscal 1995, the Bank charged an additional $270,000 to expense in connection with the sale of the project, on a contract basis, to a local developer.

SOURCES OF FUNDS
----------------

     General. Deposits have traditionally been the primary source of funds of First United for use in lending and investment activities. In addition to deposits, First United derives funds from loan amortization, prepayments, borrowings from the Federal Home Loan Bank ("FHLB") of Indianapolis and income on earning assets. While loan amortization and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, money market conditions and levels of competition. Borrowings may be used to compensate for reductions in deposits or deposit inflows at less than projected levels and may be used on a longer-term basis to support expanded activities.

     Deposits. Consumer and commercial deposits are attracted principally from within First United's primary market areas through the offering of a broad selection of deposit instruments including consumer and commercial demand deposit accounts, NOW and super NOW accounts, money market accounts, passbook accounts, checking accounts, term certificates of deposit, and individual retirement and Keogh accounts. First United has no brokered deposits and does not actively solicit or advertise for deposits outside of Putnam and Monroe Counties, Indiana and contiguous counties. Deposit account terms vary with the principal differences being the minimum balance required, the amount of time the funds remain on deposit and the interest rate.

     Under regulations adopted by the Federal Deposit Insurance Corporation ("FDIC"), well capitalized insured depository institutions (those with a ratio of total capital to risk-weighted assets of not less than 10%, with a ratio of core capital to risk-weighted assets of not less than 6%, with a ratio of core capital to total assets of not less than 5% and which have not been notified that they are in troubled condition) may accept brokered deposits without limitations. Undercapitalized institutions (those that fail to meet minimum regulatory capital requirements) are prohibited from accepting brokered deposits. Adequately capitalized institutions (those that are neither well-capitalized nor undercapitalized) are prohibited from accepting brokered deposits unless they first obtain a waiver from the FDIC. Under these standards, First United would be a well-capitalized institution.

     An undercapitalized institution may not solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits (i) in such institution's normal market areas; or (ii) in the market area in which such deposits would otherwise be accepted.

     Adequately capitalized institutions, whether or not they accept brokered deposits pursuant to a waiver from the FDIC, are prohibited from paying a rate of interest on such funds which, at the time such funds are accepted, significantly exceeds (i) the rate paid on deposits of similar maturity in such institution's normal market area for deposits accepted in the institution's normal market area; or (ii) the "national rate" paid on deposits of comparable maturity for deposits accepted outside the institution's normal market area.
The national rate is (i) 120 percent of the current yield on similar maturity U.S. Treasury obligations, or (ii) in the case of any deposit at least half of which is uninsured (institutional or wholesale deposits), 130 percent of such applicable yield. A rate is deemed to be "significantly" higher or excessive if it exceeds by more than 75 basis points the applicable benchmark (i.e., the local rate or national rate).

     Interest rates paid, maturity terms, service fees and withdrawal penalties are established by First United on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     Deposit accounts at First United at June 30, 1995, were as follows:

                        COMPOSITION OF DEPOSIT ACCOUNTS
                                                                          WEIGHTED
                                    MINIMUM                  PERCENTAGE    AVERAGE
                                    OPENING      AMOUNT       OF TOTAL     NOMINAL
         TYPE OF ACCOUNT            BALANCE  (IN THOUSANDS)   ACCOUNTS      RATE
         ---------------            -------  --------------  -----------  ---------
  Withdrawable Accounts:
   Passbook Accounts..............   $   10     $ 12,514        11.14%      3.10%
   Money Market
     Deposit Accounts.............  Various        8,421         7.50       3.53
   Negotiable Order of
     Withdrawal (NOW)
     Accounts.....................  Various       12,172        10.83       2.17
      Total withdrawable                        --------       ------
      accounts....................                33,107        29.47       2.86
  Certificate accounts
   (original term):
   12 months or less..............   $1,000       29,481        26.24       5.69
   13-24 months...................      500        3,771         3.35       5.75
   25-36 months...................      500       20,758        18.48       6.22
   37-48 months...................      500        1,462         1.30       5.71
   49 months or more..............      500        8,971         7.99       7.49
   Individual retirement
     accounts.....................  Various       14,651        13.04       6.65
   Discount on certificates
     acquired through merger......                   142          .13         --
                                                --------       ------
      Total certificate accounts..                79,236        70.53       6.20
                                                --------       ------

      Total deposits..............              $112,343       100.00%      5.22%
                                                ========       ======

     The following table sets forth by nominal interest rate categories the composition of certificates of deposits of First United at the dates indicated:

                                                            AT JUNE 30,
                                                          --------------
                                                          1995      1994
                                                          ----      ----
                                                      (DOLLARS IN THOUSANDS)
2.00% - 3.00%.....................................      $    --    $ 1,810
3.01% - 4.00%.....................................        1,787     20,783
4.01% - 5.00%.....................................       16,272     23,253
5.01% - 6.00%.....................................       22,190      7,002
6.01% - 7.00%.....................................       29,668      2,365
7.01% - 8.00%.....................................        4,372      3,953
8.01% - 9.00%.....................................        3,069      5,674
9.01% - 10.00%....................................          620        726
10.01% - 11.00%...................................        1,112      1,431
11.01% - 12.00%...................................            4      4,157
Discount on certificates acquired through merger..          142        227
                                                        -------    -------
     Total........................................      $79,236    $71,381
                                                        =======    =======

     The following table represents, by various interest rate categories, the amounts of deposits maturing during each of the three years following June 30, 1995, and the percentage of such maturities to total deposits. Matured certificates which have not been renewed as of June 30, 1995, have been allocated based upon certain rollover assumptions.

                               DEPOSIT MATURITIES
                             (DOLLARS IN THOUSANDS)

                                2.00   3.01    4.01     5.01     6.01     7.01    8.01    9.01   10.01    11.01            PERCENT
                                 TO     TO      TO       TO       TO       TO      TO      TO      TO       TO               OF
                                3.00%  4.00%   5.00%    6.00%    7.00%    8.00%   9.00%  10.00%  11.00%   12.00%  TOTAL     TOTAL
                               -----  ------  -------  -------  -------  ------  ------  ------  ------  -------  -------  -------
Certificate accounts
maturing in the twelve-month
period ending:

June 30, 1996..............    $  --  $1,045  $ 8,480  $13,471  $17,711  $3,006  $2,215  $  484  $1,112  $   --   $47,524   60.08%
June 30, 1997..............       --     151    2,638    3,579    2,731     337     110      --      --      --     9,546   12.07
June 30, 1998..............       --     540    4,766    3,448    7,571     745     107      --      --      --    17,177   21.72
Thereafter.................       --      51      388    1,692    1,655     284     637     136       4      --     4,847    6.13
                               -----  ------  -------  -------  -------  ------  ------  ------  ------  ------   -------  ------
                               $  --  $1,787  $16,272  $22,190  $29,668  $4,372  $3,069  $  620  $1,116  $   --   $79,094  100.00%
                               =====  ======  =======  =======  =======  ======  ======  ======  ======  ======   =======  ======

     Included in the deposit totals in the above table are savings certificates of deposit with balances of over $100,000. The majority of these deposits are from regular customers of First United. None of these were brokered deposits. The following table provides a breakdown at June 30, 1995 of certificates of greater than $100,000 by maturity.

                          ACCOUNTS GREATER THAN $100,000
                             (DOLLARS IN THOUSANDS)

                                     2.00   3.01   4.01   5.01    6.01    7.01    8.01     9.01   10.01   11.01            PERCENT
                                      TO     TO     TO     TO      TO      TO      TO       TO      TO      TO               OF
                                     3.00%  4.00%  5.00%  6.00%   7.00%   8.00%   9.00%   10.00%  11.00   12.00%   TOTAL    TOTAL
                                    -----  ------ ------  -----  ------   -----   -----   ------  ------  ------   -------  ------
Certificate accounts maturing in
the twelve-month period ending:

June 30, 1996.....................  $  --  $  --  $1,571  $ 349  $6,918   $  --   $  --   $   --  $  350  $   --   $ 9,188   72.93%
June 30, 1997.....................     --     --     494     --     309      --      --       --      --      --       803    6.39
June 30, 1998.....................     --     --     100    529     506     919     101       --      --      --     2,155   17.10
Thereafter........................     --     --      --    115     131      --     205       --      --      --       451    3.58
                                    -----  -----  ------  -----  ------   -----   -----   ------  ------  ------   -------  ------
                                    $  --  $  --  $2,165  $ 993  $7,864   $ 919   $ 306   $   --  $  350  $   --   $12,597  100.00%
                                    =====  =====  ======  =====  ======   =====   =====   ======  ======  ======   =======  ======

The following table sets forth the change in dollar amount of deposits in the various accounts offered by First United for the periods indicated.

                                                                           DEPOSIT ACTIVITY
                                                                        (DOLLARS IN THOUSANDS)
                                                                          BALANCE                          BALANCE
                                         BALANCE                             AT                               AT
                                         JUNE 30,    % OF      INCREASE   JUNE 30,    % OF      INCREASE   JUNE 30,    % OF
                                           1995    DEPOSITS   (DECREASE)    1994    DEPOSITS   (DECREASE)    1993    DEPOSITS
                                         --------  ---------  ----------  --------  ---------  ----------  --------  ---------
Withdrawable Accounts:
 Passbook..............................  $ 12,514     11.14%    $(4,038)  $ 16,552     14.62%    $ 2,361   $ 14,191     12.14%
 Money Market
  deposit accounts.....................     8,421      7.50      (2,418)    10,839      9.57        (709)    11,548      9.88
 Negotiable order of withdrawal
  (NOW) accounts.......................    12,172     10.83      (2,305)    14,477     12.78         584     13,893     11.88
                                         --------    ------     -------   --------    ------     -------   --------    ------
   Total withdrawable accounts.........    33,107     29.47%     (8,761)    41,868     36.97       2,236     39,632     33.90

Certificate accounts (original term):
 12 months or less.....................    29,481     26.24         634     28,847     25.47       1,680     27,167     23.24
 13 to 24 months.......................     3,771      3.35       1,238      2,533      2.23        (356)     2,889      2.47
 25 to 36 months.......................    20,758     18.48       9,665     11,093      9.80      (4,801)    15,894     13.59
 37 to 48 months.......................     1,462      1.30      (1,365)     2,827      2.50      (1,144)     3,971      3.40
 49 months or more.....................     8,971      7.99      (1,338)    10,309      9.10      (1,251)    11,560      9.89
 Individual retirement accounts........    14,651     13.04        (894)    15,545     13.73          81     15,464     13.23
 Discounts on certificates acquired
  through merger.......................       142      0.13         (85)       227       .20         (98)       325       .28
                                         --------    ------     -------   --------    ------     -------   --------    ------
   Total certificate accounts..........    79,236     70.53%      7,855     71,381     63.03      (5,889)    77,270     66.10
                                         --------    ------     -------   --------    ------     -------   --------    ------
     Total deposits....................  $112,343    100.00%    $  (906)  $113,249    100.00%    $(3,653)  $116,902    100.00%
                                         ========    ======     =======   ========    ======     =======   ========    ======

     Borrowings. As a member of the FHLB System and the FHLB of Indianapolis, First United is eligible to arrange borrowings or advances for various purposes and on various terms. This facility has been First United's major source of borrowings. First United utilized variable rate advances throughout fiscal 1995. As of June 30, 1995, First United had an advance outstanding of $19.0 million which was secured by first mortgage loans. First United also has a $500,000 line of credit available through the FHLB of Indianapolis.

     Advances from the FHLB of Indianapolis are typically secured by First United's stock in the FHLB of Indianapolis and a portion of First United's first mortgage loans. Current law now requires that advances must be fully secured with certain low-risk assets such as first mortgages on residential properties or marketable federal agency securities. Also, long-term advances must be for the purpose of providing funds for residential housing finance. See "Regulation -- Federal Home Loan Bank System."

     Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. Subject to the express limitations in current law, the FHLB of Indianapolis may prescribe the acceptable uses to which these advances may be put, as well as limitations on the size of the advances and repayment provisions. Under current law, thrifts which are not Qualified Thrift Lenders are not eligible for advances from their Federal Home Loan Bank. See "Regulation -- Federal Home Loan Bank System." Under current law, a Qualified Thrift Lender is an institution which has at least 65% of its tangible assets, including investments made by a subsidiary of such institution, invested in loans, equity positions, or securities related to domestic or residential real estate or manufactured housing and property used by the institution in the conduct of its business or to facilitate certain acquisitions and mergers. See "Regulation -- Qualified Thrift Lender." These limitations are not expected to have any impact on First United's ability to borrow from the FHLB of Indianapolis because First United is a Qualified Thrift Lender under both standards.

SERVICE CORPORATION SUBSIDIARIES
--------------------------------

     OTS regulations permit federal savings banks to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of an association's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner-city development purposes. In addition, federal regulations permit associations to make specified types of loans to such subsidiaries (other than special-purpose finance subsidiaries), in which the association owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the association's regulatory capital if the association's regulatory capital is in compliance with applicable regulations. Also, current law requires a thrift which acquires a non-thrift subsidiary, or which elects to conduct a new activity within a subsidiary, to give the FDIC and the OTS at least thirty (30) days advance written notice. The FDIC may, after consultation with the OTS, prohibit specific activities if it determines such activities pose a serious threat to the deposit insurance funds for thrifts.

     First United operates a wholly-owned Indiana service corporation subsidiary called Greenmark, Inc., d/b/a Greenmark Insurance Agency, Inc., which was formed on August 2, 1984 ("Greenmark"). Greenmark markets property, casualty, life and crop insurance on behalf of several insurance carriers. Greenmark also offers tax deferred annuities. The consolidated statements of operations of First United and its subsidiary included elsewhere herein include the operations of Greenmark. Significant intercompany balances and transactions have been eliminated in the consolidation. To date, operations of Greenmark, while profitable, have not had a material effect on First United's results of operations or financial condition. Also, as part of the Fountain Federal Merger, First United acquired a dormant service corporation.

EMPLOYEES
---------

     As of June 30, 1995, First United employed 41 persons on a full-time basis and 5 persons on a part-time basis. None of these employees is covered by a collective bargaining agreement, and First United has enjoyed harmonious relations with its personnel.

REGULATION
----------

     General
     -------

     First United, as a federally chartered stock savings bank, is a member of the Federal Home Loan Bank System ("FHLB System") and its deposits are insured by the Savings Association Insurance Fund (the "SAIF") which is administered by the FDIC. First United is subject to extensive regulation by the OTS. Federal associations may not enter into certain transactions unless certain regulatory tests are met or they obtain prior governmental approval and the associations must file reports with the OTS about their activities and their financial condition. Periodic examinations of First United are conducted by the OTS which has, in conjunction with the FDIC in certain situations, examination and enforcement powers. This supervision and regulation are intended primarily for the protection of depositors and federal deposit insurance funds. First United is also subject to certain reserve requirements under regulations of the Board of Governors of the Federal Reserve System ("FRB").

     Congress is considering legislation that would consolidate the supervision and regulation of all U.S. financial institutions in one administrative body (the "Legislation"). It cannot be predicted with certainty whether or when the Legislation will be enacted or the extent to which First United would be affected thereby.

     An OTS regulation establishes a schedule for the assessment of fees upon all savings associations to fund the operations of the OTS. The regulation also establishes a schedule of fees for the various types of applications and filings made by savings associations with the OTS. The general assessment, to be paid on a semiannual basis, is based upon the savings association's total assets, including consolidated subsidiaries, as reported in a recent quarterly thrift financial report. Currently, the assessment rates range from .0172761% of assets for associations with assets of $67 million or less to .0045864% for associations with assets in excess of $35 billion. First United's current semiannual assessment, based upon total assets at March 31, 1995, is $20,900.

     Federal Home Loan Bank System
     -----------------------------

     First United is a member of the FHLB System, which consists of 12 regional banks. The Federal Housing Finance Board ("FHFB"), an independent agency, controls the FHLB System including the FHLB of Indianapolis. The FHLB System provides a central credit facility primarily for member savings associations and other member financial institutions. First United is required to hold shares of capital stock in the FHLB of Indianapolis in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the end of each calendar year, .3% of its assets or 1/20 (or such greater fraction established by the FHLB) of outstanding FHLB advances, commitments, lines of credit and letters of credit. First United is currently in compliance with this requirement. At June 30, 1995, First United's investment in stock of the FHLB of Indianapolis was $1,075,400.

     In past years, First United received dividends on its FHLB stock. All 12 FHLB's are required to provide funds for the resolution of troubled savings associations and to establish affordable housing programs through direct loans or interest subsidies on advances to members to be used for lending at subsidized interest rates for low- and moderate-income, owner-occupied housing projects, affordable rental housing, and certain other community projects. These contributions and obligations could adversely affect the FHLB's ability to pay dividends and the value of FHLB stock in the future. For the year ending June 30, 1995, dividends paid to First United by the FHLB of Indianapolis totaled $75,000, for an annual rate of 7.07%.

     The FHLB of Indianapolis serves as a reserve or central bank for member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHLB and the Board of Directors of the FHLB of Indianapolis.

     All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. FIRREA prescribes eligible collateral as first mortgage loans less than 90 days delinquent or securities evidencing interests therein, securities (including mortgage-backed securities) issued, insured or guaranteed by the federal government or any agency thereof, FHLB deposits and, to a limited extent, real estate with readily ascertainable value in which a perfected security interest may be obtained. Other forms of collateral may be accepted as over collateralization or, under certain circumstances, to renew advances outstanding on the date of enactment of FIRREA. All long-term advances are required to provide funds for residential home financing and the FHLB has established standards of community service that members must meet to maintain access to long-term advances.

     Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing. Under current law, savings associations which cease to be Qualified Thrift Lenders are ineligible to receive advances from their FHLB.

     Liquidity
     ---------

     For each calendar month, First United is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions, and is currently 5%. OTS regulations also require each member savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and short-term borrowings during the preceding calendar month. Monetary penalties may be imposed for failure to meet these liquidity requirements. The monthly average liquidity of First United for June, 1995 was 5.36% which exceeded the then applicable 5% liquidity requirement. Its average short-term liquidity ratio for June, 1995 was 5.05%. First United has never been subject to monetary penalties for failure to meet its liquidity requirements.

     Insurance of Deposits
     ---------------------

     The FDIC administers two separate insurance funds, which are not commingled: one primarily for federally insured banks and one primarily for federally insured savings associations. The fund for banks is called the "Bank Insurance Fund" ("BIF"), and the fund for savings associations is called the "Savings Association Insurance Fund" ("SAIF"). As the federal insurer of deposits of savings associations, the FDIC determines whether to grant insurance to newly-chartered savings associations, has authority to prohibit unsafe or unsound activities and has enforcement powers over savings associations (usually in conjunction with the OTS or on its own if the OTS does not undertake enforcement action).

     Deposit accounts in First United are generally insured by the SAIF to a maximum of $100,000 for each insured depositor. As a condition to such insurance, the FDIC is authorized to issue regulations and, in conjunction with the OTS, conduct examinations and generally supervise the operations of its insured members. This supervision extends to a comprehensive regulatory scheme governing, among other things, the form of deposit instruments issued by savings associations, and certain aspects of their lending activities, including appraisal requirements, private mortgage insurance coverage and lending authority.

     Until the SAIF is recapitalized such that it reaches a 1.25% reserve ratio (the "SAIF Capitalization Date"), banks and savings associations are generally barred from switching insurance funds. There are limited exceptions, such as when a bank acquires a savings association in default or in danger of default, if the benefits to the SAIF or the RTC equal or exceed the assessment income that will be lost during the moratorium. After the SAIF Capitalization Date, any insured depository institution may switch insurance funds, but only after paying an exit fee to the old fund and an entrance fee to the new fund.
Notwithstanding the foregoing, savings associations may convert to bank charter during the moratorium, as long as SAIF premiums continue to be paid.

     The FDIC has adopted a final rule that implements a risk-based assessment system whereby a base insurance premium will be adjusted according to the capital category and subcategory of an institution to one of three capital categories consisting of (1) well-capitalized, (2) adequately-capitalized, or
(3) undercapitalized, and one of three subcategories consisting of (a) healthy,
(b) supervisory concern, or (c) substantial supervisory concern. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates range from 23 basis points for an institution in the highest category (i.e., well capitalized and healthy) to 31 basis points for an institution in the lowest category (i.e., undercapitalized and substantial supervisory concern). First United's deposit insurance assessments may increase depending upon the category and subcategory, if any, to which First United is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of First United.

     Since the BIF is expected to reach the mandated 1.25% reserve ratio in 1995, the FDIC is evaluating proposals to substantially reduce the BIF premiums paid by healthy banks. SAIF premiums are not expected to decline and may be raised from current levels to expedite the recapitalization of the SAIF to its mandated level. The resulting disparity between BIF and SAIF premiums may place savings associations like First United at a material competitive disadvantage.

     Regulatory Capital
     ------------------

     Currently, savings associations are subject to three separate minimum capital-to-assets requirements: (i) a leverage limit, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. The leverage limit requires that savings associations maintain "core capital" of at least 3% of total assets. Core capital is generally defined as common stockholders' equity (including retained income), noncumulative perpetual preferred stock and related surplus, certain minority equity interests in subsidiaries, qualifying supervisory goodwill (on a declining basis until 1995), purchased mortgage servicing rights (which may be included in an amount up to 50% of core capital, but which are to be reported on an association's balance sheet at the lesser of 90% of their fair market value, 90% of their original purchase price, or 100% of their remaining unamortized book value) and purchased credit card relationships (which may be included in an amount up to 25% of core capital) less nonqualifying intangibles. Under the tangible capital requirement, a savings association must maintain tangible capital (core capital less all intangible assets except purchased mortgage servicing rights which may be included after making the above-noted adjustments in an amount up to 100% of tangible capital) of at least 1.5% of total assets. Under the risk-based capital requirements, a minimum amount of capital must be maintained by a savings association to account for the relative risks inherent in the type and amount of assets held by the savings association. The risk-based capital requirement requires a savings association to maintain capital (defined generally for these purposes as core capital plus general valuation allowances and permanent or maturing capital instruments such as preferred stock and subordinated debt less assets required to be deducted) equal to 8.0% of risk-weighted assets. Assets are ranked as to risk in one of four categories (0-100%) with a credit risk-free asset such as cash requiring no risk-based capital and an asset with a higher credit risk such as a non-accrual loan being assigned a factor of 100%. At June 30, 1995, based on the capital standards then in effect, First United was in compliance with its capital requirements.

     The Comptroller of the Currency, effective December 31, 1990, adopted a new minimum leverage ratio of 3% Tier 1 capital-to-total assets for the highest rated national banks, with an additional requirement of 100 to 200 basis points for all other national banks. Federal law requires that the capital standards for savings associations be no less stringent than those applicable to national banks. Accordingly, the OTS has proposed revised capital regulations imposing a minimum core capital requirement of 3% for the highest rated savings associations, with an additional requirement of 100 to 200 basis points for all other savings associations. These regulations have not become effective and there can be no assurance as to whether, or in what form, such regulations will be adopted.

     The OTS has issued a final rule (which became effective September 30, 1994) which sets forth the methodology for calculating an interest rate risk component to be incorporated into the OTS regulatory capital rule. Under the new rule, only savings associations with "above normal" interest rate risk (institutions whose portfolio equity would decline in value by more than 2% of assets in the event of a hypothetical 200-basis-point move in interest rates) will be required to maintain additional capital for interest rate risk under the risk-based capital framework. An institution with an "above normal" level of exposure will have to maintain additional capital equal to one-half the difference between its measured interest rate risk (the most adverse change in the market value of its portfolio resulting from a 200-basis point move in interest rates divided by the estimated market value of its assets) and 2%, multiplied by the market value of its assets. That dollar amount of capital is in addition to an institution's existing risk-based capital requirement.

     The following is a summary of First United's regulatory capital and capital requirements at June 30, 1995:

                               Tangible     Core    Risk-based
                                Capital   Capital     Capital
                               ---------  --------  -----------
                                    (Dollars in Thousands)

Regulatory capital...........    $6,518    $6,836       $7,699
Minimum capital requirement..     2,094     4,198        6,527
                                 ------    ------       ------
Excess capital...............    $4,424    $2,638       $1,172
                                 ======    ======       ======
Regulatory capital ratio.....       4.7%      4.9%         9.4%
Minimum capital ratio........       1.5%      3.0%         8.0%

     If an association is not in compliance with the capital requirements imposed by current law the OTS is required to prohibit asset growth and to impose a capital directive that may restrict, among other things, the payment of dividends and officers' compensation. In addition, the OTS and the FDIC generally are authorized to take enforcement actions against a savings association that fails to meet its capital requirements, which actions may include restrictions on operations and banking activities, the imposition of a capital directive, a cease and desist order, civil money penalties or harsher measures such as the appointment of a receiver or conservator or a forced merger into another institution.

     Prompt Corrective Action
     ------------------------

     Certain regulatory action is mandated or recommended for savings associations that are deemed to be adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At each successively lower capital category, an institution is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the OTS has less flexibility in determining how to resolve the problems of the institution. OTS regulations define these capital levels as follows: (1) well-capitalized associations must have total risk-based capital of at least 10%, core risk-based capital (consisting only of items that qualify for inclusion in core capital) of at least 6% and a leverage ratio of at least 5% and are not subject to any order or written directive of the OTS to maintain a specific capital level for any capital measure; (2) adequately capitalized associations are those that meet the regulatory minimum of total risk-based capital of 8%, core risk-based capital of 4% and a leverage ratio of 4% (except for institutions receiving the highest examination rating, in which case the requirement is 3%), but which are not well capitalized; (3) undercapitalized associations are those that do not meet the requirements for adequately capitalized associations, but that are not significantly undercapitalized; (4) significantly undercapitalized associations have total risk-based capital of less than 6%, core risk-based capital of less than 3% and a leverage ratio of less than 3%; and (5) critically undercapitalized associations are those with tangible capital of less than 2% of total assets. In addition, the OTS can downgrade an association's designation notwithstanding its capital level, based on less than satisfactory examination ratings in areas other than capital or if the institution is deemed to be in an unsafe or unsound condition. Each undercapitalized association must submit a capital restoration plan to the OTS within 45 days after it becomes undercapitalized. Such institution will be subject to increased monitoring and asset growth restrictions and will be required to obtain prior approval for acquisitions, branching and engaging in new lines of business. Significantly undercapitalized institutions must restrict the payment of bonuses and raises to their senior executive officers. Furthermore, a critically undercapitalized institution must be placed in conservatorship or receivership within 90 days after reaching such capitalization level, except under limited circumstances. It will also be prohibited from making payments on any subordinated debt securities without the prior approval of the FDIC and will be subject to significant additional operating restrictions. First United's capital at June 30, 1995, meets the standards for a well-capitalized association.

     Federal law prohibits an insured institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. In addition, each company controlling an undercapitalized institution must guarantee that the institution will comply with its capital plan until the institution has been adequately capitalized on an average during each of four consecutive calendar quarters and must provide adequate assurances of performance. The aggregate liability pursuant to such guarantee is limited to the lesser of (a) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution at the time the institution fails to comply with its capital restoration plan.

     Capital Distributions Regulation
     --------------------------------

     An OTS regulation imposes limitations upon all "capital distributions" by savings associations, including cash dividends, payments by an institution to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized institutions. A savings association which has total capital (immediately prior to and after giving effect to the capital distribution) that is at least equal to its fully phased-in capital requirements would be a Tier 1 institution ("Tier 1 Institution"). An institution that has total capital at least equal to its minimum capital requirements, but less than its fully phased-in capital requirements, would be a Tier 2 institution ("Tier 2 Institution"). An institution having total capital that is less than its minimum capital requirements would be a Tier 3 institution ("Tier 3 Institution"). However, an institution which otherwise qualifies as a Tier 1 institution may be designated by the OTS as a Tier 2 or Tier 3 institution if the OTS determines that the institution is "in need of more than normal supervision." First United is currently a Tier 1 Institution.

     A Tier 1 Institution could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half its "surplus capital ratio" (the excess over its capital requirements) at the beginning of the calendar year. Any additional amount of capital distributions would require prior regulatory approval.

     The OTS has proposed revisions to these regulations which would permit savings associations to declare dividends in amounts which would assure that they remain adequately capitalized following the dividend declaration. Savings associations in a holding company system which are rated Camel 1 or 2 and which are not in troubled condition would need to file a prior notice with the OTS concerning such dividend declaration.

       Safety and Soundness Standards
       ------------------------------

     On February 2, 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. Additional standards on earnings and classified assets are expected to be issued in the near future.

     Real Estate Lending Standards
     -----------------------------

     OTS regulations require savings associations to establish and maintain written internal real estate lending policies. Each association's lending policies must be consistent with safe and sound banking practices and appropriate to the size of the association and the nature and scope of its operations. The policies must establish loan portfolio diversification standards; establish prudent underwriting standards, including loan-to-value limits, that are clear and measurable; establish loan administration procedures for the association's real estate portfolio; and establish documentation, approval, and reporting requirements to monitor compliance with the association's real estate lending policies. The association's written real estate lending policies must be reviewed and approved by the association's Board of Directors at least annually. Further, each association is expected to monitor conditions in its real estate market to ensure that its lending policies continue to be appropriate for current market conditions.

     Federal Reserve System
     ----------------------

     Under FRB regulations, First United is required to maintain cash reserves against its transaction accounts (primarily checking and NOW accounts) and non-personal money market deposit accounts. These regulations generally require that cash reserves be maintained against transaction accounts in the amount of 3% of the total of such accounts up to $54.0 million (subject to adjustment by the FRB), plus 10% (subject to adjustment by the FRB between 8% and 14%) of the total in excess of $54.0 million. In addition, a cash reserve of 3% (subject to adjustment by the FRB between 0% and 9%) must be maintained on non-personal money market deposit accounts that have original maturities of less than one and one-half years. No cash reserve is required to be maintained on non-personal time deposits. Current law permits savings associations to designate and exempt $4.2 million of reservable liabilities from these reserve requirements. The effect of these reserve requirements is to increase First United's cost of funds. First United is in compliance with its reserve requirements.

     A federal savings association, like other depository institutions maintaining reservable accounts, may borrow from the Federal Reserve Bank "discount window," but the FRB's regulations require the savings association to exhaust other reasonable alternative sources, including borrowing from its regional FHLB, before borrowing from the Federal Reserve Bank. FDICIA imposes certain limitations on the ability of undercapitalized depository institutions to borrow from Federal Reserve Banks.

     Transactions with Affiliates
     ----------------------------

     Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. The subsidiaries of a savings association are not deemed affiliates under Section 23A and 23B; however, transactions between a subsidiary of a savings association and any of the affiliates of a savings association are subject to the requirements and limitations of Sections 23A and 23B.

     Generally, Sections 23A and 23B (i) limit the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions.

     In addition to the restrictions imposed by Sections 23A and 23B, FIRREA provides that no savings association may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes, or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

     The restrictions contained in Section 22(h) of the Federal Reserve Act on loans to executive officers, directors and principal shareholders also apply to savings associations. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a savings association (18% in the case of institutions located in an area with less than 30,000 in population), and certain affiliated entities of either, may not exceed together with all other outstanding loans to such person and affiliated entities the association's loan-to-one-borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% shareholders of a savings association, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the association with any "interested" director not participating in the voting. Currently, the FRB requires board of director approval for loans to directors, officers, and 10% shareholders (including all other outstanding loans to such persons) above the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further, the FRB requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other unaffiliated parties. Section 22(g) of the Federal Reserve Act, which imposes limitations on loans made to executive officers, also applies to savings associations.

     Qualified Thrift Lender
     -----------------------

     Under current OTS regulations, the QTL test requires that a savings association have at least 65% of its portfolio assets invested in "qualified thrift investments" on a monthly average basis in 9 out of every 12 months. Qualified thrift investments under the QTL test include: (i) loans made to purchase, refinance, construct, improve or repair domestic residential housing or manufactured housing; (ii) home equity loans; (iii) mortgage-backed securities; (iv) direct or indirect existing obligations of either the FDIC or the FSLIC for ten years from the date of issuance, if issued prior to July 1, 1989; (v) obligations of the FDIC, FSLIC, FSLIC Resolution Fund and the Resolution Trust Corporation for a five year period from July 1, 1989, if issued after such date; (vi) FHLB stock; (vii) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination; (viii) investments in service corporations that derive at least 80% of their gross revenues from activities directly related to purchasing, refinancing, constructing, improving or repairing domestic residential real estate or manufactured housing; (ix) 200% of the dollar amount of loans and investments made to acquire, develop and construct one- to four-family residences that are valued at no more than 60% of the median value of homes constructed in the area;
(x) 200% of the dollar amount of loans for the acquisition or improvement of residential real property, churches, schools, and nursing homes located within, and loans for any purpose to any small business located within, an area where credit needs of its low and moderate income residents are determined not to have been adequately met; (xi) loans for the purchase, construction, improvement or upkeep of churches, schools, nursing homes and hospitals not qualified under
(x); (xii) up to 10% of portfolio assets held in consumer loans or loans for educational purposes; and (xiii) FHLMC and FNMA stock. However, the aggregate amount of investments in categories (vii)-(xiii) which may be taken into account for the purpose of whether an institution meets the QTL test cannot exceed 15% of portfolio assets. Portfolio assets under the QTL test include all of an association's assets less (i) goodwill and other intangibles, (ii) the value of property used by the association to conduct its business, and (iii) its liquid assets as required to be maintained under law up to 20% of total assets.

     A savings association which fails to meet the QTL test must either convert to a bank (but its deposit insurance assessments and payments will be those of and paid to SAIF) or be subject to the following penalties: (i) it may not enter into any new activity except for those permissible for a national bank and for a savings association; (ii) its branching activities shall be limited to those of a national bank; (iii) it shall not be eligible for any new FHLB advances; and
(iv) it shall be bound by regulations applicable to national banks respecting payment of dividends. Three years after failing the QTL test the association must (i) dispose of any investment or activity not permissible for a national bank and a savings association and (ii) repay all outstanding FHLB advances. If such a savings association is controlled by a savings and loan holding company, then such holding company must, within a prescribed time period, become registered as a bank holding company and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

     A savings association failing to meet the QTL test may requalify as a QTL if it thereafter meets the QTL test. In the event of such requalification it shall not be subject to the penalties described above. A savings association which subsequently again fails to qualify under the QTL test shall become subject to all of the described penalties without application of any waiting period.

     At June 30, 1995, 96.0% of First United's portfolio assets (as defined on that date) were invested in qualified thrift investments (as defined on that date), and therefore First United's asset composition was in excess of that required to qualify First United as a QTL. First United does not expect to significantly change its lending or investment activities in the near future and therefore expects to continue to qualify as a QTL, although there can be no such assurance.

     Community Reinvestment Act Matters
     ----------------------------------

     Federal law requires that ratings of depository institutions under the Community Reinvestment Act of 1977 ("CRA") must be disclosed. The disclosure includes both a four-unit descriptive rating -- using terms such as outstanding, satisfactory, unsatisfactory and needs improvement -- and a written evaluation of each institution's performance. Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLBs. The standards take into account a member's performance under the Community Reinvestment Act and its record of lending to first-time home buyers. The FHLBs have established an "Affordable Housing Program" to subsidize the interest rate of advances to member associations engaged in lending for long-term, low- and moderate-income, owner-occupied and affordable rental housing at subsidized rates. First United is participating in this program. The examiners have determined that First United has a satisfactory record of meeting community credit needs.

TAXATION
--------

     Federal Taxation
     ----------------

     Savings institutions, such as First United, are permitted to compute bad debt deductions using either the bank experience method or the percentage of taxable income method. In the case of the percentage of taxable income method, the portion of taxable income (as specially adjusted for purposes of application of this method) that may be deducted as an addition to a reserve for bad debts is set at 8%. Any savings institution which holds 60% of its assets in qualifying assets, defined as loans which are secured by an interest in improved real property or secured by an interest in real property that is to be improved out of the proceeds of the loan, will be eligible for the full 8% of taxable income deduction. The 8% amount must be reduced (but not below zero) by the amount determined to be a reasonable addition to the reserve for losses on nonqualifying loans. Reserves for nonqualifying loans are computed on the basis of a six-year moving average of First United's own experience.

     The excess of the percentage of taxable income deduction over the deduction that would have been allowable on the basis of actual experience is treated as a preference item for the purpose of computing the corporate minimum tax.

     In addition, the bad debt deduction cannot exceed the amount necessary to increase the year end balance in the bad debt reserve accumulated for "qualifying real property loans" to an amount equal to 6% of such loans outstanding at the end of the taxable year. The bad debt reserve deduction is also limited to the amount by which 12% of deposits at year-end exceeds the sum of First United's surplus, undivided profits, and reserves, as defined for federal income tax purposes, at the beginning of the year.

     A savings bank organized in stock form that utilizes the percentage method bad debt reserve deduction described above will be subject to recapture taxes on such reserve in the event it makes certain types of distributions to its shareholders. Cash dividends may be paid out of unappropriated retained earnings without the imposition of any tax on a savings bank to the extent that the amounts paid as dividends do not exceed such savings bank's current or accumulated earnings and profits as calculated for federal income tax purposes. Stock redemptions, dividends paid in excess of a savings bank's current or accumulated earnings and profits as calculated for tax purposes, and other distributions made with respect to a savings bank's stock, however, are deemed under applicable provisions of the Code to be made from the savings bank's tax bad debt reserve. To the extent additions to a savings bank's bad debt reserves for "qualifying real property loans" deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the savings bank's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). Distribution of a cash dividend by a savings bank to a shareholder is treated as made: first out of the savings bank's current and post-1951 accumulated earnings and profits; second out of the Excess; and third out of such other accounts as may be proper. To the extent a distribution to a shareholder by the savings bank is deemed paid out of its Excess under these rules, the Excess would be reduced and the savings bank's gross income for tax purposes would be increased by the amount which, when reduced by the income tax, if any, attributable to the inclusion of such amount in its gross income, equals the amount deemed paid out of the Excess. The amount of tax that would be payable upon any distribution which is being treated as having been made from a savings bank's bad debt reserve could result in a tax which is equal to approximately 50% of the amount of such distributions, unless offset by net operating losses. At June 30, 1995, First United had approximately $32,000 of tax-paid retained earnings from which cash dividends could be paid without causing any federal income tax to be paid by First United.

     Depending on the composition of its items of income and expense, a savings institution may be subject to the alternative minimum tax. A savings institution must pay an alternative minimum tax equal to the amount (if any) by which 20% of alternative minimum taxable income ("AMTI"), as reduced by an exemption varying with AMTI, exceeds the regular tax due. AMTI equals regular taxable income increased or decreased by certain tax preferences and adjustments, including depreciation deductions in excess of that allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), the amount of the bad debt reserve deduction claimed in excess of the deduction based on the experience method and 75% of the excess of adjusted current earnings over AMTI (before this adjustment and before any alternative tax net operating loss). AMTI may be reduced only up to 90% by net operating loss carryovers, but alternative minimum tax paid that is attributable to most preferences (although not to post-August 7, 1986 tax-exempt interest) can be credited against regular tax due in later years.

     For federal income tax purposes, First United has been reporting its income and expenses on the accrual method of accounting. First United and its subsidiaries file a consolidated federal income tax return for each fiscal year ending June 30. First United's federal income tax returns have not been audited in the last five years.

     State Taxation
     --------------

     First United is subject to Indiana's new Financial Institutions Tax ("FIT"), which is imposed at a flat rate of 8.5% on "adjusted gross income." "Adjusted gross income," for purposes of FIT, begins with taxable income as defined by Section 63 of the Code and, thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications, the most notable of which is the required addback of interest that is tax-free for federal income tax purposes. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

     First United's state income tax returns have not been audited in the last five years.

COMPETITION
-----------

     First United operates in Greencastle and Bloomington, Indiana and makes almost all of its loans to residents of Putnam and Monroe Counties, Indiana, and contiguous counties. The population of Greencastle is approximately 9,000, with a county population of approximately 30,000. The population of Bloomington is 53,000, with a total county population of 102,000. Greencastle is surrounded by farm land and lies 40 miles west of Indianapolis and just north of Interstate
70. Bloomington is a more metropolitan area, and lies approximately 60 miles south of Indianapolis.

     The economic base of First United's service area is diverse, including manufacturing and service companies, farms, and quarries. Corn is the primary crop and the area is a major producer of cattle and hogs. In addition, both counties have long been a significant commercial supplier of sandstone, limestone, and shale. Greencastle is also home of DePauw University, a major employer, and home for over 2,300 students, while Bloomington is the home of Indiana University with approximately 40,000 students.

     First United is subject to competition from various financial institutions and other companies or firms that provide similar services. It competes for deposits and loans primarily with two banks located in Greencastle, each of which has been acquired by financial institutions whose principal offices are located outside of Greencastle and which have substantially greater financial resources than First United. First United also competes to a lesser extent with two other smaller banks in Putnam County. Seven banks, two thrifts, and two credit unions compete with First United in the Bloomington area. The Indiana University Credit Union, with approximately $130 million in assets, is a major competitor in the Bloomington consumer loan market. Banks and savings institutions in Indianapolis, only an hour's drive from Greencastle, also compete with First United for deposits and loans. First United also competes with broker-dealers primarily for individual retirement accounts, and with money market funds which are currently not subject to reserve requirements.

     Indiana law permits acquisitions of certain federal and state SAIF-insured savings associations and their holding companies ("Savings Associations") located in Indiana, Ohio, Kentucky, Illinois, and Michigan (the "Region") by other Savings Associations located in the Region. Savings Associations with their principal place of business in one of the states in the Region (other than Indiana) may acquire Savings Associations with their principal place of business in Indiana if, subject to certain other conditions, the state of the acquiring association has reciprocal legislation permitting the acquisition of Savings Associations and their holding companies in that state by Indiana Savings Associations. Each of the states in the Region has, at least to a certain degree, reciprocal legislation. The Indiana statute also authorizes Indiana Savings Associations to acquire other Savings Associations in the Region. Following the acquisition, an acquired Indiana Savings Association and any other Indiana Savings Association subsidiary owned by the acquiror must hold no more than 15% of the total Savings Association deposits in Indiana.

     The OTS has adopted regulations which permit nationwide branching to the extent permitted by federal statute. Federal statutes permit federal savings associations to branch outside of their home state if the association meets the domestic building and loan test in (S)7701(a)(19) of the Internal Revenue Code of 1986, as amended (the "Code") or the asset composition test of (S)7701(c) of the Code. Branching that would result in the formation of a multiple savings and loan holding company controlling savings associations in more than one state is permitted if the law of the state in which the savings association to be acquired is located specifically authorizes acquisition of its state-chartered associations by state-chartered associations or their holding companies in the state where the acquiring association or holding company is located.

     Indiana laws allow nationwide acquisitions of and by Indiana banks and bank holding companies on a reciprocal basis as of July 1, 1992. Moreover, Indiana banks are also permitted to acquire other Indiana banks and to establish branches throughout Indiana.

     In addition, The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits banks to acquire out-of-state branches either through merger or de novo expansion, subject to certain limitations. This new legislation may also result in increased competition for First United.

     Under current law, savings associations may acquire banks under federal law. Affiliations between banks and savings associations based in Indiana may also increase the competition faced by First United.

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

     The primary factors influencing competition for deposits are interest rates, service and convenience of office locations. First United competes for loan originations primarily through the efficiency and quality of services it provides borrowers and through interest rates and loan fees it charges. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels, and other factors that are not readily predictable.

CURRENT ACCOUNTING ISSUES
-------------------------

     In December 1991, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Investments" ("SFAS 107"). SFAS 107 requires all companies including financial institutions to disclose in footnotes to their financial statements the fair value of all financial investments for which it is practicable to estimate that value. For companies with assets of less than $150 million (which is the case for First United), SFAS 107 is effective for fiscal years ending after December 15, 1995.

     In May 1993, FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 specifies that allowances for loan losses on impaired loans should be determined using the present value of estimated future cash flows of the loan, discounted at the loan's effective interest rate. A loan is impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. SFAS 114 is effective for fiscal years beginning after December 15, 1994. First United's general valuations allowances and provisions for bad debts will not be significantly affected by the adoption of SFAS 114.

     In October 1994, FASB issued Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("SFAS 118"), that amends SFAS 114 and eliminates the provisions regarding how a creditor should report income on an impaired loan. Originally, SFAS 114 would have required creditors to apply one of two allowable methods. As a result of SFAS 118, creditors may now continue to use existing methods for recognizing incomes on impaired loans, including methods that are required by certain industry regulators. SFAS 118 also clarified SFAS 114's disclosure requirements. SFAS 118 requires creditors to disclose additional information about its impaired loans including disclosure of the recorded investment in impaired loans, activity in the allowance for credit losses account, the creditors policy for recognizing interest income on impaired loans, and how the creditor records cash receipts. SFAS 118 is effective for fiscal years beginning after December 15, 1994. First United's allowances and provisions for loan losses will not be significantly affected by the adoption of SFAS 118.

     In March 1995, FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment; identifiable intangibles, including patents and trademarks; and goodwill related to those assets. SFAS 121 specifies when assets should be reviewed for impairment, how to determine whether an asset or group of assets is impaired, how to measure an impairment loss, and what financial statement disclosures are necessary. SFAS 121 also prescribes the accounting for long-lived assets and identifiable intangibles that a company plans to dispose of, other than those that are part of a discontinued operation. SFAS 121 is effective for fiscal years beginning after December 15, 1995. First United's financial statements will not be significantly affected by the adoption of SFAS 121.

     In May 1995, SAFB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), that amends SFAS
65. SFAS 122 requires a mortgage banking enterprise to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. A mortgage banking enterprise should stratify its mortgage servicing rights that are capitalized after the adoption of SFAS 122 based on one or more of the risk characteristics of the underlying loans. Impairment should be recognized through a valuation allowance for each impaired stratum. SFAS 122 is effective for fiscal years beginning after December 15, 1995. First United's financial statements will not be significantly affected by the adoption of SFAS 122.

ITEM 2.  PROPERTIES.
------   ----------

     In 1981, First United built its current headquarters, a 10,000 square foot building, at One North Locust Street, Greencastle, Indiana. First United owns this building and also owns a lot which is used for parking, and an adjacent lot which is available for future expansion. First United leases all of its office space in Bloomington under operating lease agreements. The downtown office is part of the renovated Fountain Square on the south side of the courthouse square. The third location is on the corner of State Road 46 and Third Street at the College Mall. These properties and leasehold improvements had a net book value of $1.5 million at June 30, 1995.

     First United does not own its mainframe computer or data processing equipment, but has contracted for data processing and reporting services from Bisys, Inc., located in Cincinnati, Ohio, since October 1993. The contract expires in October, 1998. The cost of data processing services to First United is approximately $16,000 per month.

ITEM 3.  LEGAL PROCEEDINGS.
------   -----------------

     First United is a defendant in a case involving certain claims which have arisen in connection with a customer's investment held by First United. First United's liability, if any, associated with these claims is not currently determinable. In management's opinion, the ultimate resolution of these claims will not have a materially adverse effect on First United's financial condition. Other than the foregoing, neither First United nor its subsidiary is a party to any pending legal proceedings, other than routine litigation incidental to its business activities.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.
------   ---------------------------------------------------

     No matter was submitted to First United's shareholders during the quarter ended June 30, 1995.

                                      -28-